Exhibit 12.3

Central Illinois Light Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

Three Months Ended March 31, 2006
Net income from continuing operations	$17,659
Add- Taxes based on income	8,956
Net income before income taxes	26,615

Add- fixed charges:
Interest on long term debt	3,849
Estimated interest cost within rental expense	64
Amortization of net debt premium, discount, and expenses	114
Total fixed charges	4,027

Earnings available for fixed charges	30,642

Ratio of earnings to fixed charges	7.60

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	491
Adjustment to pre-tax basis	249
740

Combined fixed charges and preferred stock dividend requirements	$4,767

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	6.42